THIS SECURITY IS A BOOK-ENTRY SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF THE DEPOSITORY TRUST COMPANY AS DEPOSITORY OR A NOMINEE OF A DEPOSITORY. THIS SECURITY IS EXCHANGEABLE FOR SECURITIES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE, AND NO TRANSFER OF THIS SECURITY (OTHER THAN A TRANSFER OF THIS SECURITY AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY) MAY BE REGISTERED EXCEPT IN SUCH LIMITED CIRCUMSTANCES.

CUSIP No.: 03938LAL8

ISIN No.: US03938LAL80

Common Code: 040585133

9% Notes due 2015

No. R-002	$250,000,000

ARCELORMITTAL

promises to pay to Cede & Co. or registered assigns,

the principal sum of TWO HUNDRED AND FIFTY MILLION DOLLARS on February 15, 2015.

Interest Payment Dates: February 15 and August 15 of each year, commencing on August 15, 2009.

Record Dates: February 1 and August 1 of each year, commencing on August 1, 2009.

Reference is hereby made to the further provisions of the Security evidenced hereby set forth on the reverse hereof, which further provisions shall have the same effect as if set forth at this place.

Unless the Certificate of Authentication has been duly executed by the Trustee by manual signature, this Security shall not be entitled to any benefits under the Indenture, or be valid or obligatory for any purpose.

Dated: May 20, 2009

ARCELORMITTAL

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary

By:	/s/ Armand Gobber
Name:	Armand Gobber
Title:	Vice President—Financing

This is one of the Securities referred to

in the within-mentioned Indenture:

Dated:

HSBC BANK USA, NATIONAL ASSOCIATION, as Trustee

By:	/s/ Ignazio Tamburello
Authorized Signatory

9% Notes due 2015

Capitalized terms used herein have the meanings assigned to them in the Indenture referred to below unless otherwise indicated.

(1) INTEREST. ArcelorMittal, a société anonyme organized under Luxembourg law will pay interest on the principal amount of the 2015 Securities at 9.0% per annum from May 20, 2009 until Maturity. Interest will be subject to adjustment in accordance with Article III of the First Supplemental Indenture referred to below. The Company will pay interest and Additional Amounts, if any, pursuant to Section 10.11 of the Indenture, semi-annually in arrears on February 15 and August 15 of each year (each an Interest Payment Date) commencing on August 15, 2009, to the Holders of Securities registered as such as of close of business on February 1 and August 1, immediately preceding the relevant Interest Payment Date.

If an Interest Payment Date or the maturity date in respect of the Securities is not a Business Day in the Place of Payment, we will pay interest or principal, as the case may be, on the next Business Day. Payments postponed to the next Business Day in this situation will be treated under this Indenture as if they were made on the original due date. Postponement of this kind will not result in a default under the Securities or this Indenture, and no interest will accrue on the postponed amount from the original due date to the next day that is a Business Day.

Interest on the Securities will accrue from the Closing Date or, if interest has already been paid, from the date it was most recently paid (each such period, an “Interest Period”). Interest on the Securities will be calculated in accordance with Section 3.10 of the Indenture.

Interest will cease to accrue on the Securities on the due date for their redemption, unless, upon such due date, payment of principal is improperly withheld or refused or if default is otherwise made in respect of payment of principal, in which case interest will continue to accrue on the Securities at the rates set forth above, as the case may be, until the earlier of (a) the day on which all sums due in respect of such Securities up to that day are received by the relevant Holder or (b) the day falling seven days after the Trustee has notified the Holders of receipt of all sums due in respect of the such Securities up to that seventh day, except to the extent that there is failure in the subsequent payment to the relevant Holders following such notification.

(2) DEFAULTED INTEREST. Any interest on the Securities which is payable, but is not punctually paid or duly provided for, on any Interest Payment Date will forthwith cease to be payable to the Holder on such Regular Record Date and may either be paid to the Person in whose name this Security (or one or more Predecessor Securities) is registered at the close of business on a Special Record Date for the payment of such Defaulted Interest to be fixed by the Company, notice whereof shall be given to Holders of Securities of this series not more than 15 days and not less than 10 days prior to such Special Record Date, or be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Securities of this series may be listed, and upon such notice as may be required by such exchange, all as more fully provided in said Indenture.

(3) METHOD OF PAYMENT. The Company will pay interest on the Securities (except Defaulted Interest) and Additional Amounts, if any, to the Persons who are registered Holders of Securities at the close of business in New York City on February 1 or August 1 (whether or not a Business Day) immediately preceding the Interest Payment Date, except as provided in Section 3.07 of the Indenture with respect to Defaulted Interest. The Securities will be payable as to principal, interest and Additional Amounts, if any, at the office or agency of the Company maintained for such purpose within or without the City and State of New York, or, at the option of the Company, payment of interest and Additional Amounts, if any, may be made by check mailed to the Holders at their addresses set forth in the register of Holders; provided that payment by wire transfer of immediately available funds will be required with respect to principal of, interest and Additional Amounts, if any, on, all Securities the Holders of which will have provided wire transfer instructions to the Company or the Paying Agent. Such payment will be in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts.

(4) PAYING AGENT AND SECURITY REGISTRAR. Initially, HSBC Bank USA, National Association, 10 East 40th Street, 14th Floor, New York, NY 10016, Attn: Corporate Loan and Agency Group, the Trustee under the Indenture, will act as Paying Agent and Security Registrar. The Company may appoint one or more Co-Registrars and one or more additional Paying Agents. The Company may change any Paying Agent or Security Registrar without notice to any Holder. The Company or any of its Subsidiaries may act in any such capacity.

(5) INDENTURE. The Company issued the Securities under an Indenture dated as of May 20, 2009 between the Company and the Trustee as supplemented by the First Supplemental Indenture dated May 20, 2009 between the Company and the Trustee. The terms of the Securities include those stated in the Indenture and those expressly made part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture and, to the extent required by any amendment after such date, as so amended. The Securities are subject to all such terms, and Holders are referred to the Indenture as supplemented by the First Supplemental Indenture and the U.S. Trust Indenture Act for a statement of such terms. To the extent any provision of this Security conflicts with the express provisions of the Indenture as supplemented by the First Supplemental Indenture, the provisions of the Indenture shall govern and be controlling.

(6) REDEMPTION FOR TAXATION REASONS. The Securities may be redeemed, at the Company’s option, in whole but not in part, upon giving not less than 30 days’ nor more than 60 days’ notice to the Holders (which notice will be irrevocable), at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including any Additional Amounts), if any, to the Tax Redemption Date if, as a result of:

(a) any change in, or amendment to, the laws (or any regulations or rulings promulgated thereunder) of a Relevant Jurisdiction affecting taxation; or

(b) any change in, or amendment to, an official position regarding the application or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment becomes effective (i) in the case of the Company, on or after the Closing Date or (ii) in the case of any successor entity, on or after the date such successor entity becomes obligated under the Securities or the Indenture, with respect to any payment due or to become due under the Securities or the Indenture, the Company or its successor entity, as the case may be, is, or on the next Interest Payment Date would be, required to pay Additional Amounts, and such requirement cannot be avoided by the Company or its successor entity, as the case may be, taking reasonable measures available to it; provided that for the avoidance of doubt changing the jurisdiction of the Company or any successor entity is not a reasonable measure for the purposes of this section; and provided, further that no such notice of redemption will be given earlier than 60 days prior to the earliest date on which we, or any successor entity, as the case may be, would be obligated to pay such Additional Amounts if a payment in respect of the Securities were then due.

Any Securities that are redeemed will be cancelled.

(7) REDEMPTION AT THE OPTION OF THE COMPANY. Section 11.03 of the Indenture shall be applicable to the Securities. The Company will have the right to redeem the Securities of this series, in whole or in part from time to time, at the Company’s option, on at least 30 days’ but no more than 60 days’ prior written notice mailed to the registered Holders of such series of Securities to be redeemed. Upon redemption of the Securities, the Company will pay a redemption price equal to the greater of (1) 100% of the principal amount of the Securities to be redeemed and (2) the sum of the present values of the Remaining Scheduled Payments of the Securities to be redeemed, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points (which shall be the Additional Basis Points for the Securities), in each case plus accrued and unpaid interest thereon to the Redemption Date and certified as to amount to the Trustee in an Officer’s Certificate. The Reference Treasury Dealer means for the Securities: (i) each of Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and J.P. Morgan Securities Inc. (or their respective affiliates that are primary U.S. Government securities dealers), and their respective successors, or if at any time either of the above is not a primary U.S. Government securities dealer, one other nationally recognized investment banking firm selected by the Company that is a primary U.S. Government securities; and (ii) one other leading primary U.S. Government securities dealer designated by the Company.

(8) MANDATORY REDEMPTION. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Securities.

(9) NOTICE OF REDEMPTION. Notice of redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each Holder at its registered address.

(10) OFFER TO PURCHASE UPON A CHANGE OF CONTROL. Section 10.12 of the Indenture shall be applicable to the Securities. Upon the occurrence of a Change of Control, unless the Company has exercised its right to redeem the Securities under Section 11.03 or under Section 11.04 of the Indenture, or unless the Change of Control Payment Date would fall on or after the maturity date of the Securities, the Company will make an offer to purchase all or a portion of each Holder’s Securities pursuant to the Change of Control Offer, at a purchase price equal to 101% of the principal amount tendered plus accrued and unpaid interest, if any, to the date of purchase, subject to the provisions of the Indenture.

(11) LEGAL DEFEASANCE AND DISCHARGE. Section 4.02 of the Indenture shall be applicable to the Securities.

(12) COVENANT DEFEASANCE. Section 4.03 of the Indenture shall be applicable to the Securities.

(13) SATISFACTION AND DISCHARGE. The Indenture specifies the means by which it may be discharged and cease to be of further effect with respect to the Securities.

(14) DENOMINATIONS, TRANSFER, EXCHANGE. The Securities are in registered form without coupons in a minimum denomination of $2,000 and integral multiples of $1,000 in excess thereof. The transfer of Securities may be registered and Securities may be exchanged as provided in the Indenture. The Security Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company need not exchange or register the transfer of any Security or portion of a Security selected for redemption. Also, the Company need not exchange or register the transfer of any Securities for a period of 15 days before a selection of Securities of such series to be redeemed or selected for redemption or during the period between a record date and the corresponding Interest Payment Date.

(15) PERSONS DEEMED OWNERS. The registered Holder of a Security may be treated as its owner for all purposes.

(16) AMENDMENT, SUPPLEMENT AND WAIVER. The Indenture permits, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Securities of each series to be affected under the Indenture at any time by the Company and the Trustee with the consent of the Holders of a majority in principal amount of the Securities at the time Outstanding of each series to be affected. The Indenture also contains provisions permitting the Holders of specified percentages in principal amount of the Securities of each series at the time Outstanding, on behalf of the Holders of all Securities of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences. Any such consent or waiver by the Holder of this Security shall be conclusive and binding upon such Holder and upon all future Holders of this Security and of any Security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Security.

As set forth in the Indenture, the Indenture may be amended or modified without the consent of any Holder of Securities in order, among other things: (i) to cure any ambiguity, defect or inconsistency; (ii) to provide for the issuance of additional Securities in accordance with the limitations set forth in the Indenture; (iii) to provide for the assumption by a successor company of the Company’s obligations under the Securities and the Indenture in the case of a merger or consolidation or sale of all or substantially all of the Company’s assets; (iv) to comply with any requirements of the United States Securities and Exchange Commission in connection with qualifying the Indenture under the Trust Indenture Act; or (v) to correct or add any other provisions with respect to matters or questions arising under the Indenture, so long as that correction or added provision will not adversely affect the interests of the Holders of the Securities in any material respect.

As set forth in the Indenture, without the consent of each Holder of an Outstanding Security affected, no amendment may, among other things: (i) modify the Stated Maturity of the Securities or the dates on which interest is payable in respect of the Securities; (ii) reduce the principal amount of, or interest on, the Securities; (iii) change the currency of payment of the Securities; (iv) impair the right of the Holders of Securities to institute suit for the enforcement of any payment on or after the date due; (v) reduce the percentage in principal amount of the Outstanding Securities, the consent of whose Holders is required for any modification of or waiver of compliance with any provision of the Indenture or defaults under the Indenture and their consequences; and (vi) modify the provisions of the Indenture regarding the quorum required at any meeting of Holders.

(17) DEFAULTS AND REMEDIES. Each of the following is an “Event of Default”:

(1) default in any payment of principal on any Security when due (at Maturity, upon redemption or otherwise), continues for 15 days;

(2) default in the payment of interest (if any) and Additional Amounts (if any) on any Security when due, continues for 30 days;

(3) the Company’s failure to comply with any other obligation contained in the Indenture (other than a covenant default in whose performance or whose breach is elsewhere in Section 5.01 of the Indenture specifically dealt with), and continuance of such default or breach for a period of 60 days after there has been given to the Company by the Trustee written notice, as provided in accordance with Section 1.05 of the Indenture, specifying such default or breach and requiring it to be remedied;

(4) the Company’s failure, or the failure of any Material Subsidiary, (a) to pay the principal of any indebtedness for borrowed money, including obligations evidenced by any mortgage, indenture, bond, debenture, note, guarantee or other similar instruments on the scheduled or original date due (following the giving of such notice, if any, as required under the document governing such indebtedness and as extended by any applicable cure period) or (b) to observe or perform any agreement or condition relating to such indebtedness such that such indebtedness has come due prior to its Stated Maturity and such acceleration has not been cured, unless (in the case of clauses (a) and (b)) (i) the aggregate amount of such indebtedness is less than €100,000,000 or (ii) the question of whether such indebtedness is due has been disputed in good faith by appropriate proceedings and such dispute has not been finally adjudicated against the Company or the Material Subsidiary, as the case may be;

(5) if the Company is (or is deemed by law or a court to be) insolvent or bankrupt or presents a request for controlled management (gestion contrôlée) or is granted a moratorium on payments or is unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts within the meaning of any applicable law, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or any arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of the Company or any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the foregoing events; or

(6) if any Material Subsidiary is (or is deemed by law or a court to be) insolvent or bankrupt or presents a request for controlled management (gestion contrôlée) or is granted a moratorium on payments or is unable to pay its debts, stops, suspends or threatens to stop or suspend payment of all or a material part of (or of a particular type of) its debts within the meaning of any applicable law, proposes or makes any agreement for the deferral, rescheduling or other readjustment of all of (or all of a particular type of) its debts (or of any part which it will or might otherwise be unable to pay when due), proposes or makes a general assignment or any arrangement or composition with or for the benefit of the relevant creditors in respect of any of such debts or a moratorium is agreed or declared in respect of or affecting all or any part of (or of a particular type of) the debts of any such Material Subsidiary or any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the foregoing events (in each case, a “Material Subsidiary Insolvency Event”), provided that no Event of Default under this paragraph (ii) will occur in relation to any such Material Subsidiary Insolvency Event unless (x) the credit rating assigned by any Rating Agency to the long-term, unsecured and unsubordinated indebtedness of the Company within the period of 60 days immediately following such Material Subsidiary Insolvency Event is less than the credit rating assigned by such agency to the long-term, unsecured and unsubordinated indebtedness of the Company immediately prior to or on the effective date of such Material Subsidiary Insolvency Event and (y) a Rating Agency making a Rating Downgrade publicly announces or confirms that such Rating Downgrade was the result of any event or circumstance comprised in or arising as a result of, or in respect of, such Material Subsidiary Insolvency Event.

Upon the occurrence and continuation of any Event of Default, then in every such case the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Securities of the affected series may declare the principal amount of the outstanding Securities of that series to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by Holders), in accordance with Section 1.05 of the Indenture. Upon any such declaration, the Securities of such series shall become due and payable immediately.

At any time after such a declaration of acceleration with respect to outstanding Securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee as hereinafter in this Article provided, the Holders of a majority in principal amount of the outstanding Securities of that series, by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if:

(1) the Company has paid or deposited with the Trustee a sum sufficient to pay

(a) all overdue interest on all Securities of that series,

(b) the principal of (and premium, if any, on) any Securities of that series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Securities,

(c) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate or rates prescribed therefor in such Securities, and

(d) all sums paid or advanced by the Trustee hereunder and the reasonable and documented compensation, expenses, disbursements and advances of the Trustee, its agents and counsel;

and

(2) all Events of Default with respect to Securities of that series, other than the non-payment of the principal and other amounts of Securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 5.04 of the Indenture.

No such rescission shall affect any subsequent default or impair any right consequent thereon.

The Holders of a majority in aggregate principal amount of the outstanding Securities of any series by notice to the Trustee may waive any past default under the Indenture affecting such series, except an uncured default in the payment of principal of or interest on such series of Securities or an uncured default relating to a covenant or provision of the Indenture that cannot be modified or amended without the consent of each affected Holder.

Holders of a majority in aggregate principal amount of the outstanding Securities of a series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, in each case with respect to such series and subject to the limitations specified herein. Subject to Article 6 of the Indenture relating to the Trustee’s duties, the Trustee will be under no obligation to exercise any of its rights and powers under the Indenture unless such Holder has offered an indemnity to its reasonable satisfaction against any loss, costs, expenses and liabilities it may incur.

No Holder of Securities of any series will have any right to institute any proceeding with respect to the Indenture or the Securities of the series or for any remedy thereunder, unless:

(1) such Holder has previously given written notice to the Trustee at its Corporate Trust Office of a continuing Event of Default under the Securities of the series has occurred;

(2) Holders of not less than 25% in aggregate principal amount of the outstanding Securities of the relevant series have made a written request to the Trustee to institute the proceedings in respect of the Event of Default or breach in its own name as Trustee under the Indenture;

(3) the Holders of the Securities of the relevant series have offered to the Trustee reasonable indemnity against the cost and other liabilities of instituting a proceeding and provided a written request to the Trustee at its Corporate Trust Office;

(4) the Trustee for 60 days thereafter has failed to institute any such proceeding; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding Securities of the relevant series have not given the Trustee a direction that is inconsistent with such written request, it being understood and intended that no one or more Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of the Indenture to affect, disturb or prejudice the rights of any other Holders, or to obtain or to seek to obtain priority or preference over any other Holders or to enforce any right under the Indenture, except in the manner herein provided and for the equal and ratable benefit of all the Holders.

Notwithstanding any other provision of the Indenture, the right of any Holder of a Security to receive payment of principal, interest and Additional Amounts, if any, on the Security, on or after the respective due dates expressed in the Security (including in connection with a Change of Control Offer), or to institute a suit for the enforcement of any such payment on or after such respective dates, shall not be impaired without the consent of such Holder.

(18) TRUSTEE DEALINGS WITH COMPANY. The Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with the Company or any Affiliate of the Company with the same rights it would have if it were not Trustee. However, in the event that the Trustee acquires any conflicting interest, it must eliminate such conflict within 90 days, or resign.

(19) NO RECOURSE AGAINST OTHERS. No past, present or future director, officer, employee, incorporator or stockholder of the Company, as such, will have any liability for any obligations of the Company under the Securities or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Security waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Securities.

(20) AUTHENTICATION. This Security will not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.

(21) ABBREVIATIONS. Customary abbreviations may be used in the name of a Holder or an assignee, such as: TEN COM (= tenants in common), TEN ENT (= tenants by the entireties), JT TEN (= joint tenants with right of survivorship and not as tenants in common), CUST (= Custodian), and U/G/M/A (= Uniform Gifts to Minors Act).

(22) CUSIP NUMBERS. Pursuant to a recommendation promulgated by the Committee on Uniform Security Identification Procedures, the Company has caused CUSIP numbers to be printed on the Securities, and the Trustee may use CUSIP numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Securities or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

(23) GOVERNING LAW. THE INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

The Company will furnish to any Holder upon written request and without charge a copy of the Indenture. Requests may be made to:

ArcelorMittal

24-26 boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

Facsimile: +352 4792 2189

Attention: Funding Department

ASSIGNMENT FORM

To assign this Security, fill in the form below:

(I) or (we) assign and transfer this Security to:
(Insert assignee’s legal name)

(Insert assignee’s soc. sec. or tax I.D. no.)

(Print or type assignee’s name, address and zip code)

and irrevocably appoint                                  to transfer this Security on the books of the Company. The agent may substitute another to act for him.

Date:

Your Signature:
(Sign exactly as your name appears on the face of this Security)

Signature Guarantee*:

*	Participant in a recognized Signature Guarantee Medallion Program (or other signature guarantor acceptable to the Trustee).

SCHEDULE OF EXCHANGES OF INTERESTS IN THE GLOBAL NOTE

The following exchanges of a part of this Global Note for an interest in another Global Note or for a Definitive Note, or exchanges of a part of another Global Note or Definitive Note for an interest in this Global Note, have been made:

Date of Exchange	Amount of decrease in Principal Amount of this Global Note	Amount of increase in Principal Amount of this Global Note	Principal Amount of this Global Note following such decrease (or increase)	Signature of authorized officer of Trustee or Custodian